Exhibit 4.5

AGREEMENT OF PURCHASE AND SALE
GILBY AREA, ALBERTA

THIS AGREEMENT dated the 15th day of April, 2009

BETWEEN:

Poplar Point Energy Ltd., a body corporate, having an office in City of Calgary, in the Province of Alberta, (hereinafter referred to as the "Vendor")

and-

Guildhall Minerals Ltd., a body corporate, having an office in the City of Vancouver, in the Province of British Columbia, (hereinafter referred to as the ''Purchaser'')

Whereas pursuant to an assignment agreement dated the 19th, of March, 2009, Quarry Bay Capital LLC ("Quarry Bay") assigned to the Purchaser all of its right title and interest in and to a Letter of Intent dated March 10, 2009 respecting certain oil and gas concessions located in the province of Alberta and among Quarry Bay and the Vendor (the "Letter of Intent") and the Vendor has agreed to sell and the Purchaser has agreed to purchase, on the terms and conditions contained in this Agreement, certain interests in the Vendor's oil and gas concessions as more particularly set out in the attached Schedule "A" (the "Assets")";

NOW THEREFORE in consideration of the premises and mutual covenants and warranties in this Agreement, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.01       Definitions

In this Agreement, including the recitals and schedules to this Agreement:

"Assets" means the aggregate of the Petroleum and Natural Gas Rights, Tangibles, and Miscellaneous Interests;

"Business Day" means any day of the week except Saturday, Sunday or any statutory holiday in Alberta;

"Closing Date" means April 15th, 2009 or such other time .and date as may be agreed to by the Parties pursuant to clause 6.01;

"Dollar" or "$" means a Canadian dollar;

"Effective Date" means April 15th, 2009;

"Gas Purchase Contracts" means the agreements described in Schedule "B", if any;

"GST" means tile goods and services tax as provided for in the Excise Tax Act. R.S.C. 1985, c. E-15, as amended, or any successor or parallel provincial or federal legislation that imposes a tax on the recipient of goods or services supplied under this Agreement;

"Lands" means the lands described in Schedule "A" and, except as otherwise expressly noted in that Schedule, includes all Petroleum Substances within, upon or under those lands, together with the right to explore for and recover them, to the extent those rights are granted by the Leases;

"Leases" means collectively the various leases, reservations, permits, licenses and other documents of title by virtue of which the holder is entitled to explore for, drill for. recover, own, remove or dispose of Petroleum Substances forming part of the Lands or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands including, but not limited to, the leases, reservations permits, licenses and other documents of title described in Schedule “A":

Exhibit 4.5

"Miscellaneous Interests" means the entire interest of Vendor in all property, assets and rights (other than the Petroleum and Natural Gas Rights or Tangibles) pertaining or ancillary to either the Petroleum and Natural Gas Rights or Tangibles to which Vendor is entitled Including, but not limited to, the interests of Vendor in:

(a)	all contracts, agreements, and documents (including the Gas Purchase Contracts) relating directly to the Petroleum and Natural Gas Rights, Leases, Lands or Tangibles or any rights in relation to them;

(b)	all subsisting rights to enter upon, use and occupy the surface of any of the Lands, or any lands upon which any of the Tangibles are situate

(c)	all well, pipeline and other permits, licenses and authorizations relating to the Petroleum and Natural Gas Rights, Leases, Lands or Tangibles;

(d)	all Petroleum Substances produced from the Lands except those that are beyond the wellhead at the Effective Date;

(e)	all Wells on the Lands, including casing; and

(f)
engineering and production books, records, files, data and documents relating directly to the Petroleum and Natural Gas Rights, Leases, Lands or Tangibles but excluding Vendor's tax and financial records, economic evaluations and geophysical and geological data.

Unless otherwise agreed in writing by the Parties, however, the Miscellaneous Interests shall not include agreements, documents or data to the extent that: (i) they pertain to the Vendor's proprietary technology or interpretations; (ii) they are owned or licensed by third parties with restrictions on their deliverability or disclosure by Vendor to any assignee which is not an affiliate of Vendor; or (iii) they are referred to specifically as exclusions in Schedule "A";

"Operator" means Vendor in its capacity as operator of any of the Assets as designated under agreements governing the ownership and operation of the Assets

"Party" means a person, partnership or corporation which is bound by this Agreement.

"Permitted Encumbrances" means:

(a)	any encumbrances. overriding royalties, net profits interests and other burdens identified in Schedule "A"

(b)	Preferential Rights or any right of first refusal applicable to any of the Assets, as identified in Schedule "A"

(c)
the terms and conditions of the Leases, including, without limitation, the requirement to pay any rentals or royalties to the grantor thereof to maintain the Leases in good standing and any gross royalty trusts applicable to the grantor's interest in any of the Leases;

(d)
agreements for the sale of Petroleum Substances, which shall include Gas Purchase Contracts, provided that any such agreement that is not terminable within 30 days after notice being given (without an early termination penalty or other cost) is identified in Schedule “B”;

(e)
easements, rights of way. road use agreements, crossing agreements, servitudes or similar rights in land including, without limitation, rights of way and servitudes for highways and other roads. railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles. wires or cables;

(f)
the right reserved to or vested in any government or other public authority by the terms of any Lease, license, franchise, grant or permit forming part of the Assets, or the Regulations, to terminate any lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance of them;

(g)
taxes on Petroleum Substances or the income or revenue from them, excluding income taxes, and governmental restrictions on production rates from wells on the Lands or on operations being conducted on the Lands or otherwise affecting the value of any of the Assets;

(h)
any agreements or plans relating to pooling or unitization which are binding on Vendor as well as agreements respecting the processing, treating or transmission of Petroleum Substances or the operation of Wells by contract field operators;

(i)	Regulations and any rights reserved to or vested in any municipality or governmental, statutory or public: authority to control or regulate any of the Assets in any manner;

(j)
liens incurred or created as security in favour of any person conducting the development or operation of any of the Assets, for Vendor’s proportionate share of the costs and expenses thereof, but only to the extent those liens relate to costs and expenses for which payment is not due;

(k)	the reservations, limitations, provisos and conditions in any grants or transfers from the Crown of any of the Lands or interests in them and statutory exception to title:

(l)	liens for taxes, assessments or governmental charges that are not due, or the validity of which is being contested in good faith by Vendor;

(m)	mechanics', builders', or materialmen's liens for services rendered or goods supplied, but only to the extent those liens relate to goods or services for which payment is not clue;

(n)	registrations protecting interests of Vendor's joint interest partners and the secured interest holders of such partners;

(o)	provisions for penalties and forfeitures under agreements as a consequence of non-participation in operations as identified in Schedule "A"; and

(p)	liens incurred, created and granted in the ordinary course of business to a public utility, municipality or governmental authority in connection with operations conducted with respect to the Assets;

"Petroleum and Natural Gas Rights" means the interest of Vendor described in Schedule "A", in and in respect of the Leases and the Lands;

"Petroleum Substances” means petroleum, natural gas and related hydrocarbons, whether gaseous, liquid or solid, and whether hydrocarbons or not (including, but not limited to, sulphur) that may be produced in association with them an interest in which is granted pursuant to the Leases, insofar only as they pertain to the Lands;

"Preferential Right" means a right of first refusal, pre-emptive right of purchase or similar right whereby any person, other than Vendor, would have the right to acquire or purchase all or a portion of the Assets as a consequence of Vendor having agreed to sell the Assets to Purchaser in accordance herewith;

"Purchase Price" has the meaning given in clause 2.02;

"Regulations" means all statutes laws, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Assets;

"Take or Pay Obligations" means the obligations of the Vendor under "take or pay" and similar provisions in respect of payments for natural gas and related hydrocarbons not taken by buyers under the Gas Purchase Contracts to either repay such payments or to deliver such gas or substances without full payment therefor and includes, without limitation, obligations to the successors of Alberta and Southern Gas Co Ltd. or Trans-Canada Pipelines arising from such Take or Pay provisions as of the Effective Date, as described in Schedule "B"

"Tangibles" means the interest of Vendor in all tangible depreciable property, real property and assets used or useful in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to (as applicable) Petroleum and Natural Gas Rights, Leases or Lands whether they are situate within or- upon the Lands or elsewhere including, but not limited to, all tangible depreciable property and assets that form part of the Assets including, without limitation, the well equipment, if any, relating to the Wells and all those facilities relating to the Assets;

"Title Deficiencies" has the meaning given in clause 3.02, and

"Wells" means all producing, shut-in, water source, observation, disposal, injection, suspended and similar wells located on the Lands or directly relating to the operation of the Lands as described in Schedule “A”.

The Parties agree that the foregoing defined terms shall be modified to the extent that a portion of the Assets are excluded pursuant to clause 3.04, if applicable.

1.02 Schedules

The following schedules are attached to and form part of this Agreement.

Schedule "A"-	Lands, Leases, Petroleum and Natural Gas Rights, Certain Permitted Encumbrances, Wells;

Schedule "B"-	Gas Purchase Contracts;

Schedule "C"-	Outstanding Authorizations For Expenditure and Capital Expenditures For Which Purchaser Is Responsible;

Schedule "D"-	General Conveyance (Assets); and

Schedule "E"-	Form of Officer's Certificate Respecting Representations and Warranties.

1.03 Headings

The insertion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.04 Gender

Whenever the singular or masculine or neuter is used in this Agreement, it shall be construed as meaning plural or -feminine or referring to a corporation, firm, partnership or body politic and vice versa.

1.05 Time

In this Agreement all times are Mountain Standard Time or Daylight Saving Time, whichever is in effect pursuant to the Daylight Saving Time Act (Alberta).

1.06 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of a schedule or a conveyance document, the provision of the body of this Agreement shall prevail. If any term or condition of this Agreement conflicts with a term or condition of a Lease or tile Regulations, the term or condition of such Lease or the Regulations shall prevail and this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict

ARTICLE 2
PURCHASE AND SALE

2.01           Agreement of Purchase and Sale

Vendor agrees to sell a portion of its right, estate and interest in and to the Assets as more particularly set out in Schedule "A" to Purchaser, and Purchaser agrees to purchase the said portion of right, estate and interest of Vendor in and to the Assets, subject to the Permitted Encumbrances, from Vendor, on the terms and conditions of this Agreement. If the purchase and sale contemplated by this Agreement is completed, the Assets, and risk associated with the Assets, shall be deemed to have passed to Purchaser as of the Effective Date.

2.02           Purchase Price and Allocation of Purchase Price

The monetary consideration for the sale of the Assets shall be $1,500,000 ("Purchase Price"), payable in Canadian funds to Vendor in accordance with the provisions of Article 6 respecting completion, The Purchase Price shall be allocated among the Assets as follows:

(a)	To Petroleum and Natural Gas Rights	$1,200,000
(b)	To Tangibles	$300,000
(c)	To Miscellaneous Interests	0

	TOTAL	$1,500,000

2.03           Sales Taxes

If Vendor, as agent of the Crown, is required to collect from Purchaser any tax, fee or charge imposed by any governmental authority for the Assets, including GST, then Purchaser shall pay the amount of these taxes, charges or fees to Vendor, and Vendor shall remit those amounts to the Crown in the manner required by the Regulations. If the amount of the taxes, fees or charges paid by Purchaser is adjusted as a result of any re-assessment by Revenue Canada, Customs and Excise or any governmental authority, then any increase or decrease from the re-assessment are for Purchaser's account.

ARTICLE 3
INTERIM MATTERS

3.01           Title Examination, Vendor's Records and Access to the Assets

(a)
Subject to subclause (b), Vendor shall, if and as requested by Purchaser, make or cause to be made available at the offices of Vendor during normal business hours the documents relating to the title of Vendor to the Assets for the review of Purchaser and its solicitors, employees and agents;

(b)	Vendor shall, if and as requested by Purchaser:

(i)
make or cause to be made available for the review of Purchaser, its solicitors, employees and agents (subject to their being covered t)y a Confidentiality Agreement), Vendor's records, files and documents directly relating to the Assets, for the purpose of Purchaser's review of the Assets and Vendor's title thereto, including, without limitation, the leases and applicable operating agreements, unit agreements, overriding royalty agreements and production sale contracts (subject to the exclusions identified in Miscellaneous Interests); and

(ii)	at Purchaser’s cost, risk and expense and upon reasonable notice, allow physical access to the Assets to the extent Vendor has or can reasonably obtain access.

3.02           Title Deficiencies

Purchaser shall conduct its review of Vendor's title to the Assets with diligence. Purchaser shall from time to time but no later than 4:00 p.m. five (5) Business Days before Closing Date, give notice to Vendor describing in detail all material title defects and irregularities relating to the Assets that, in the reasonable opinion of Purchaser, adversely affect the title of Vendor to the Assets and that Purchaser wants to have remedied ("Title Deficiencies"). Such notice shall specify such Title Deficiencies in detail, the Assets directly affected thereby and the Purchaser's requirements for the remedying thereof Vendor shall use reasonable efforts to promptly remedy the Title Deficiencies specified by Purchaser, Vendor will have until 400 p.m. on the third Business Day before Closing Date to supply any missing title documentation or to remedy the Title Deficiencies specified by Purchaser.

If all Title Deficiencies are not satisfactorily remedied prior to 4:00 p.m. on the third Business Day before Closing Date, Purchaser may elect by giving notice to Vendor prior to 4:00 p.m. on the second Business Day before Closing Date:

(a)	with the agreement of Vendor, to grant a further period of time within which Vendor may remedy the uncured Title Deficiencies;

(b)	subject to clause 3.03, to waive the unremedied Title Deficiencies and proceed with the completion of the transaction contemplated by this Agreement; or

(c)	to terminate this Agreement.

However, failure of Purchaser to make such election on time shall be deemed to be an election pursuant to subclause (b).

3.03           Preferential Right of Purchase

Each Preferential Right of purchase requiring the procurement of a waiver from a third party prior to disposition of any of the Assets constitutes a Title Deficiency for the purpose of clause 3.02 until the right is waived by the holder of it, it lapses or it is extinguished in any way except by exercise. If a Preferential Right is exercised it will not constitute a Title Deficiency Purchaser may not waive as Title Deficiencies the existence or operation of any Preferential Right. If in Vendor's opinion any of the Assets is subject to a Preferential Right made effective as a result of this Agreement then Vendor shall, after consultation with Purchaser, promptly serve all notices required under the Preferential Right. Each notice shall include a request for a waiver of the Preferential Right.

If the Purchaser exercises a Right of First Refusal issued to it in respect to any Asset of Vendor in which Purchaser presently has an interest pursuant to the agreement granting the Right of First Refusal, the Assets to be acquired by Purchaser pursuant to such exercise shall be acquired under the terms of this Agreement.

3.04 Excluded Assets

If a Preferential Right is exercised, the portion of the Assets subject to the exercised Preferential Right shall be excluded from this Agreement. If a Preferential Right is exercised or if portions of the Assets are excluded under clause 3.02, then:

(a)
the terms "Assets", "Petroleum and Natural Gas Rights", "Miscellaneous Interests" and "Tangibles" shall in this Agreement and related documents be construed as meaning the non-excluded portion of the subject matters of those terms: and

(b)	the Purchase Price shall be reduced by the aggregate value allocated to the excluded portions of the Assets, as provided under clause 3.05.

3.05	Value of the Assets

Purchaser and Vendor, acting reasonably and in good faith shall allocate values to each of the parcels comprising the Assets affected by Title Deficiencies which have not been cured or removed under clause 3.02. Such values shall be given by Purchaser to Vendor Witt, sufficient time to allow for timely issuance of notices of Preferential Rights, if applicable

3.06           Interim Provisions

Between the Effective Date and Closing Date, where Vendor is not Operator, Vendor shall, to the extent that the nature of its interest permits, continue to cause the Assets to be operated and maintained or, where Vendor is Operator, it shall operate and maintain the Assets in material compliance with the regulations and in a proper and prudent manner in accordance with good industry practices and the agreements governing the ownership and operation of the Assets. Vendor shall not, without the prior written consent of Purchaser:

(a)	authorize or make any expenditure in respect of the Assets, other than:

(i)	usual operating expenditures incurred and allocable to the Assets pursuant to existing operating agreements with arm's length third parties;

(ii)
capital expenditures (as defined by the operator of the relevant property in an authorization for expenditure) required in accordance with accepted. industry practice, for which Vendor's share does not exceed $5,000.00 for any single operation; and

(iii)	expenditures which the operator of any of the Assets deems necessary to protect lives, property or income;
(b)	propose or initiate any operations in respect of the Assets;

(c)	surrender or abandon any of the Assets;

(d)	amend, cancel or enter into any significant agreement or Instrument relating to the Assets; or

(e)	sell, transfer or otherwise dispose of or encumber any of the Assets.

However, Vendor may assume such obligations or commitments and propose or Initiate such operations or the exercise of any such right or option without the prior consent of Purchaser, if Vendor reasonably determines that such expenditures or actions are necessary for the protection of life, property, or income, in which case Vendor shall promptly notify Purchaser of such intention or actions and Vendor's estimate of the costs and expenses associated therewith.

The request for written approval and the response given by Purchaser may be carried out by the use of a telecommunication device. If Purchaser does not respond to a request for an approval within four (4) Business Days, it will be deemed to have given its approval.

3.07 Confidentiality

(a)
Information respecting the Assets shall be retained in confidence by Purchaser and used only for the purposes of this transaction, provided that upon Closing, Purchaser's rights to use or disclose such information shall be subject to any operating, unit or other agreements that may apply to them. Notwithstanding the foregoing, the Parties agree that information respecting the Purchase Price shall be retained in confidence both before and after the Closing Date. Any additional information obtained as a result of access under clause 3.01 which does not relate to the Assets shall continue to be treated as confidential and shall not be used by Purchaser without the prior written consent of Vendor. However, the restrictions on disclosure and use of information in this Agreement shall not apply to information to the extent it:

(i)	is or becomes publicly available through no act or omission of Purchaser or its consultants or advisers;

(ii)	is subsequently obtained lawfully from a third party, which, after reasonable inquiry, Purchaser will not be bound to Vendor to restrict the use or disclosure of such information;

(iii)	is already in Purchaser's possession at the time of disclosure, without restriction on disclosure.

iv)	is required by law to be disclosed, provided that Purchaser shall take all reasonable steps to bind the party receiving such information to obligations of confidentiality similar to the foregoing.

However, specific items of information shall not be considered to be in the public domain merely because more general information respecting the Assets is in the public domain.

(b)
If Purchaser employs consultants, advisors or agents to assist in its review of the Assets pursuant to this Article 3, Purchaser shall be responsible to Vendor for ensuring that such consultants, advisors and agents comply with the restrictions on the use and disclosure of information set forth in this clause.

(e)	The obligations of Purchaser pursuant to this Article are III addition to and not in substitution for the obligations of Purchaser under the Confidentiality Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.01        Vendor's Representations

Vendor represents and warrants to Purchaser as of the Effective Date and Closing Date that:

(a)
Standing: It is a corporation duly organized and validly subsisting under the laws of its jurisdiction of incorporation and the laws of those jurisdictions in which it is required to be registered for the purposes of this transaction;

(b)
Requisite Authority: It has the corporate capacity, power and authority to execute and deliver this Agreement and all other documents to be executed by it hereunder, to sell the Assets on the terms described in this Agreement and to perform its obligations under this Agreement;

(c)
No Conflict: The execution and delivery of this Agreement and the completion of the sale of the Assets in accordance with the terms of this Agreement do not and will not violate or conflict with any provision of:

(i)	the charter, bylaws or equivalent governing documents relating to it or any Regulations applicable to it; or

(ii)	any agreement or instrument to which it is a party or by which it is bound and of which it has knowledge or any judgment, decree or order applicable to it;

(d)
Execution and Enforceability This Agreement and all documents executed and delivered pursuant to this Agreement have been duly authorized, executed and delivered by it and are legal, valid and binding obligations of it, enforceable against it in accordance with their terms;

(e)
Authorizations: No authorization or approval or other action by, or notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by it of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or regulatory consents or approvals to the transfer of well and pipeline licenses and permits and other similar licenses and permits available only after Closing in the ordinary course;

(f)
Encumbrances: No Cancellation or Reduction: It does not warrant title to the Petroleum and Natural Gas Rights, however, it does represent and warrant that it has not committed any act which would result in any of the Petroleum and Natural Gas Rights being cancelled and that the Petroleum and Natural Gas Rights are free and clear of all liens, encumbrances, adverse claims, demands and royalties or other interests created by, through or under it, except for those set forth in Schedule "A" the Permitted Encumbrances and those title defects waived by Purchaser; and the interest of it in the Petroleum and Natural Gas Rights is not subject to reduction by virtue of the conversion or other alteration of the interest of any person, other than as may be set out in Schedule "A". Except as expressly stated in this subclause, Vendor does not make or give any representation or warranty as to its title to the Assets nor does it agree to transfer any greater interest or title to the Purchaser than that which the Vendor has;

(g)
Quiet Enjoyment: Subject to the rents, covenants and conditions of the leases to be paid, performed and observed by the lessee and the Permitted Encumbrances, Purchaser will be entitled to hold the Petroleum and Natural Gas Rights for the remainder of the terms of the Leases, and all renewals or extensions of them, for its own benefit without interruption by it or any other person claiming by, through or under it;

(h)
Authorized Expenditures: In respect of those portions of the Assets where Vendor is Operator and, in respect of other portions of the Assets to the best of its knowledge, there are no authorizations for expenditures pursuant to which expenditures are or may be made, nor any other financial commitments outstanding or due, or that may become due for the Assets or their operation after the Effective Date other than those described in Schedule "C", those to which Purchaser has given its consent or those contained in the Leases:

(i)
Knowledge of Default: .To the best of its knowledge, it has not received any notice or default under the Leases or any notice alleging its default under any  agreement pertaining to the Assets, which default has not been rectified or' waived as of the date of this Agreement;

(j)
Lawsuits and Claims: In respect of those portions of the Assets where Vendor is Operator and in respect of other portions of the Assets to the best of its knowledge, there are no charges, claims, proceedings or actions in existence contemplated or threatened, against the Assets or the interest of it in them;

(k)
Payment of Royalties and Taxes: In respect of those portions of the Assets where Vendor is Operator and, in respect of other portions of the Assets to the best of its knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, the ownership of the Assets or the production of Petroleum Substances from the Assets, or the receipt of proceeds from them, and all royalties and rentals accruing prior to Effective Date and Closing Date, that are payable by it will be or will have been properly paid and discharged:

(l)	Residency For Tax Purposes: It is not a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada);

(m)	Take or Pay Obligations It has no Take or Pay Obligations relating to the Assets;

(n)
Tangibles: It does not warrant: title to the Tangibles; however, it does represent and warrant that the Tangibles are free and clear of all liens, encumbrance, and adverse claims or other interests created by, through or under it, except for the Permitted Encumbrances, and, to the best of its knowledge where Vendor is not the operator thereof, and where it is the operator thereof the Tangibles have been maintained and operated in accordance with good oilfield practice;

(o)
Operations: In respect of those portions of the Assets where Vendor is Operator and, in respect of other portions of the Assets to the best of its knowledge, the Assets have been managed and operated in accordance with good oilfield practice;

(p)	Environmental Matters: To the best of its knowledge,

(i)
it is not aware of and has not received any orders or directions under the Regulations relating to environmental matters requiring any work, repairs. construction or capital expenditures with respect to the Assets, which order or direction remains outstanding on the Closing Date; and

(ii)
it is not aware of and has not received any demand or notice under the Regulations from any third party or regulatory body relating to the breach of any environmental, health or safety law applicable to the Assets, including any law relating to the use, storage, treatment shipping or disposition of environmental contaminants, which demand or notice remains outstanding on the Closing Date, except as has been specifically disclosed by Vendor, by notice to Purchaser prior to Vendor's submission of this Agreement to Purchaser for Purchaser's execution;

(q)
Sales Contracts: .Except as described in Schedule "B", it is not obligated to sell or deliver Petroleum Substances produced from the Lands to any person pursuant to agreements which cannot be terminated on 30 days' notice or less and it has not assigned or in any way restricted its right to receive the proceeds from the sale of Petroleum Substances produced from the Lands, except where Permitted Encumbrances would apply; and

(r)
Inquiries and Searches: Vendor has made all reasonable enquiries and searches for material documents and information, and to the best of Vendor's knowledge. it has delivered or made available to Purchaser, all documents, instruments records and book relevant to Vendor's title to the Lands and the Leases ,n its possession or to which it has reasonable access.

4.02 Limitation

(a)
Vendor makes no representations or warranties with respect to the Assets except as contained in clause 4.01. Vendor disclaims any liability or responsibility for any representation or warranty that may have been made or alleged to have been made and contained in any document or statement made or communicated to Purchaser including, but not limited to, any opinion, information or advice provided to Purchaser by any shareholder, director, officer, employee, agent consultant or representative of Vendor in respect of

(i)	the quantity, quality or recoverability of Petroleum Substances within or under the Lands;

(ii)
estimates of prices or future cash flows arising from the sale of Petroleum Substances produced from the Lands or estimates of other revenues attributable to the Assets or the availability or continued availability of transportation to sell those Petroleum Substances,

(iii)
any engineering, geological or other interpretations or economic evaluations respecting the Assets; and (iv) the quality condition, fitness or suitability for purpose or merchantability of any of the Assets;

(b)
Purchaser acknowledges it has made. and will continue prior to Closing Date to make. its own independent examination, investigation, analysis, evaluation and verification of the Assets, including Purchaser's own estimate and appraisal of the extent and value of the Petroleum Substances attributable to the Lands and it has relied solely on same as to its assessment of the condition (environmental or otherwise), quantum and value of the Assets;

(c)
Except with respect to the representations and warranties in clause 4.01 or in the event of fraud, Purchaser forever releases and discharges Vendor and its directors, officers servants, consultants, agents and employees from any claims and all liability to Purchaser or Purchaser’s assigns and successors, as a result of the use or reliance upon advice, information or materials pertaining to the Assets which was delivered or made available to Purchaser by Vendor or its directors, officers, servants, consultants agents or employees prior to or pursuant to this Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for Vendor, or otherwise in Vendor's possession.

4.03	Purchaser's Representations

Purchaser represents and warrants to Vendor as of the Effective Date and Closing Date that:

(a)
Standing. It is a corporation duly organized and validly subsisting under the laws of its jurisdiction of incorporation and the laws of those jurisdictions in which it is required to be registered for the purposes of this transaction:

(b)
Requisite Authority: It has the corporate capacity, power and authority to execute and deliver this Agreement and to purchase and pay for the Assets on the terms described in this Agreement and to perform its other obligations under this Agreement;

(c)
No Conflict: The execution and delivery of this Agreement and the completion of the purchase of the Assets in accordance with the terms of this Agreement do not and will not violate or conflict with any provision of:

(i)	the charter, bylaws or equivalent governing documents relating to it or any Regulations applicable to it; or

(ii)	any agreement or instrument to which it is a party or by which it is bound and of which it has knowledge or any judgment, decree or order applicable to it;

(d)
Execution and Enforceability: This Agreement and all documents executed and delivered pursuant to this Agreement have been duly authorized, executed and delivered by it and are legal, valid and binding obligations of it enforceable against it In accordance with their terms;

(e)	Investment Canada Act: It is not a "non-Canadian" as that term is defined in tile Investment Canada Act (Canada);

(f)
Authorizations: No authorization or approval or other action by, or notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over tile Assets is required for the due execution, delivery and performance by it of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or regulatory consents or approvals to the transfer of well and pipeline licenses and permits and other similar licenses and permits available only after Closing in the ordinary course.

4.04	Enforcement Limitation

Except for fraud on the part of Vendor, Purchaser may not enforce any claim for any breach or failure of any representation and warranty contained in clause 4.01 unless it has given Vendor notice of the claim within one (1) year of the Closing Date, including particulars of the representation and warranty alleged to have failed or been breached and of the alleged facts giving rise to the breach or failure. Similarly, except for fraud on the part of Purchaser Vendor may not enforce any claim for any breach or failure of any representation and warranty contained in clause 4.0:3 unless it has given Purchaser notice of the claim within one (1) year of the Closing Date, including particulars of the representation and warranty alleged to have failed or been breached and of the alleged facts giving rise to the breach or failure. A breach or failure of the representations and warranties prior to Closing Date (unless it has previously been remedied in full to the satisfaction of the other Party by the Party whose representation and warranty has failed) entitles tile other Party to declare this Agreement terminated and of no effect. A misrepresentation or failure of the representations and warranties subsequent to Closing Date shall only entitle a party to claim damages.

ARTICLE 5
RECOURSE

5.01       Liabilities and Indemnities

(a)	Except as provided in sub-clauses (c) and (d) of this clause, Vendor shall to tine extent of the interest in the Assets to be purchased by the Purchaser:

(i)	be liable to Purchaser for all losses, costs, damages (including legal costs on a solicitor/client basis) and expenses whatsoever which Purchaser may suffer, sustain, payor incur: and in addition

(ii)
Indemnify and save Purchaser and its directors, officers, servants, consultants, agents and employees harmless from and against all claims. liabilities, actions, proceedings, demands, losses, costs, damages (including ,legal costs on a solicitor/client basis) and expenses whatsoever which may be brought against or suffered by Purchaser or its directors, officers, servants, consultants, agents or employees or which it may suffer, sustain payor incur;

by reason of any matter or thing arising out of, resulting from, attributable to or connected with the Assets and occurring or accruing prior to the Effective Date, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings and demands to the extent that the same are caused by the gross negligence or willful or wanton misconduct of Purchaser. This subclause (a) is not a title warranty and does not provide an extension of any warranty contained in clause 4.01 or any additional remedy with respect to the Vendor's breach of such a representation or warranty. Notwithstanding any provision herein, Purchaser may not enforce any claim respecting the liability of Vendor or the indemnity hereby granted by Vendor to Purchaser in this subclause (a) unless it has given Vendor notice of the claim within six (6) months of the Closing Date, including particulars of the alleged facts giving rise to the claim.

(b)	Purchaser shall to the extent of the interest in the Assets to be purchased by the Purchaser:

(i)	be liable to Vendor for all losses, costs, damages (including legal costs on a solicitor/client basis) and expenses whatsoever which Vendor may suffer sustain, payor incur; and, in addition

(ii)
indemnify and save Vendor and its directors, officers, servants, consultants, agents and employees harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages (including legal costs on a solicitor/client basis) and expenses whatsoever which may be brought against or suffered by Vendor or its directors officers, servants, consultants, agents or employees or which it may suffer, sustain, payor incur;

by reason of any matter or thing arising out of, resulting from, attributable t() or connected with the Assets and occurring or accruing on or after the Effective Date, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings and demands to the extent that the same are caused by tile gross negligence or willful or wanton misconduct of Vendor;

(c)
In no event shall the total of the liabilities and indemnities of Vendor under this Agreement, including without limitation any claims relating to its representations and warranties, exceed the Purchase Price;

(d)
Notwithstanding the foregoing provisions of this clause, but subject to the representations and warranties of Vendor herein contained, it is understood and agreed that Purchaser is acquiring the Assets on an "as is, where is" basis as of the Effective Date. Purchaser agrees that it is familiar with the condition and use of the Assets, that Vendor has provided Purchaser with a reasonable opportunity to inspect the Assets at the sole cost, risk and expense of Purchaser (insofar as Vendor could reasonably provide such access) and that it is not relying upon any representation or warranty from Vendor as to the condition, environmental or otherwise, of the Assets except as is specifically made pursuant to clause 401 Purchaser further agrees that on and after the Effective Date it shall:

(i)
be solely liable and responsible for any and all losses, costs, damages (including legal costs on a solicitor/client basis) and expenses which Vendor may suffer, sustain, pay or incur; and, in addition

(ii)
indemnify and save Vendor and its directors, officers, servants, agents and employees harmless from and against any and all claims, liabilities, actions, proceedings, demands, losses, costs, damages (including legal costs on a solicitor/client basis) and expenses whatsoever which may be brought against or suffered by Vendor or its directors, officers, servants, consultants, agents or employees or which it may suffer, sustain, payor incur;

by reason of any matter or thing arising out of, resulting from, attributable to or connected with any environmental responsibilities pertaining to tile Assets, or any of them whether occurring or accruing before, on or after the Effective Date including without limitation, damage from or removal of hazardous or toxic substances, spills of any nature whatsoever, clean-up, well abandonment and reclamation. Purchaser hereby releases Vendor from any claims Purchaser may have against Vendor with respect to all such liabilities and responsibilities, except for any claims which Purchaser may have for the breach of a representation or warranty made by Vendor pursuant to clause 4.01

5.02        Application To Other Documentation

The liabilities and indemnities contained in clause 5.01 shall be deemed to apply to. and shall not merge in, any conveyances, transfers, assignments, novation agreements and other documents or instruments conveying the Assets to Purchaser or otherwise provided with respect to the transactions herein, despite the actual terms of such agreements. notwithstanding any rule of law, equity or statute to the contrary, and all such rules are hereby waived. Any claim by a Party must be made by notice to the other Party and include particulars of the claim and of the facts giving rise to it.

5.03        Substitution and Subrogation

To tile extent possible, Vendor shall convey the Assets to Purchaser with full right of substitution and subrogation of Purchaser in the position of Vendor with respect to the benefit of all covenants and warranties previously given by others for the Assets or any part of them.

ARTICLE 6
COMPLETION

6.01        Closing and Adjustments

The closing of the purchase and sale contemplated by this Agreement with respect to the Assets shall take place at the offices of Vendor at ("Closing Date"), or at any other place or on any other Closing Date agreed to in writing among the Parties;

6.02        Purchaser's Conditions Precedent

The following are conditions precedent to Purchaser's obligation to complete the purchase contemplated by this Agreement:

(a)
Damage Except as approved in writing by Purchaser, between the Effective Date and Closing Date there shall have been no damage to or alteration of the Assets (including but not limited to, any significant amendment to any agreement or instrument forming a part of them) which would materially and adversely affect the aggregate value of the Assets;

(b)
Warranties True: Vendor's representations and warranties contained in clause 4.01 shall be true and correct In all material respects, on the Effective Date and on Closing Date. Purchaser shall not on Closing Date be aware of any facts indicating the contrary and Vendor shall on Closing Date have delivered to Purchaser a Certificate of a Vice-President, Corporate Secretary or other senior officer of Vendor, in the form attached as Schedule "E", dated as of Closing Date, stating that the representations and warranties contained in clause 4 01 are true and correct on the Effective Date and on Closing Date;

(c)	Conveyances: Purchaser shall on Closing Date have received the followmg

(i)
the General Conveyance, in the form attached as Schedule "D", and all transfers, conveyances, assignments, novation agreements, notices and other documents and Instruments reasonably required by Purchaser for the purpose of effecting the purchase and sale of all of the Assets in accordance with, the terms of this Agreement, executed by Vendor (but execution by third parties shall not be required); and

(ii)
either the documents included in Miscellaneous Interests 01 an undertaking to Purchaser to provide them within thirty (30) days following Closing Date or any longer period required to allow Vendor to complete the production and revenue accounting up to the Closing Date. Purchaser shall provide Vendor reasonable access to all of the documents Included in Miscellaneous Interests after Closing Date or until Purchaser divests or disposes of the Assets, whichever occurs first; provided that in the event of divestment or disposal of the Assets or any of them by Purchaser, Purchaser shall use reasonable efforts in its arrangement with a Subsequent Purchaser, to maintain access by Vendor to the documents

(d)	Agreement Compliance: Vendor shall have complied in all material respects with all of its covenants and agreements herein contained;

(e)	Regulatory Approval: The Purchaser shall have received all necessary regulatory and TSX Venture Exchange approvals for the transactions herein contained.

The conditions in this clause 602 are for the sole benefit of Purchaser and may be waived in whole or in part by Purchaser in writing. If any of the preceding conditions is not satisfied or waived on or before Closing Date, Purchaser may terminate this Agreement by notice given to Vendor on or before Closing Date and clause 7.01 shall apply.

6.03        Vendor's Conditions Precedent

The following are conditions precedent to Vendor's obligation to complete the sale contemplated by this Agreement

(a)
Payment: Purchaser shall on Closing Date have delivered to Vendor a certified cheque or bank draft payable in Canadian funds to Vendor in the amount equal to the Purchase Price, as adjusted pursuant to clause 2.02;

(b)
Warranties True: Purchaser's representations and warranties contained in clause 4.03 shall be true and correct in all material respects, on the Effective Date and on Closing Date. Vendor shall not on Closing Date be aware of any facts indicating the contrary and Purchaser shall on Closing Date have delivered to Vendor a Certificate of a Vice-President, Corporate Secretary or other senior officer of Purchaser, in the form attached as Schedule "E", dated as of Closing Date, stating that the representations and warranties contained in clause 4.03 are true and correct on the Effective Date and on Closing Date;

(c)	Conveyances: Vendor shall on Closing Date have received from Purchaser the Genera! Conveyance, in the form attached as Schedule "D", executed by Purchaser:

(d)	Agreement Compliance: Purchaser shall have complied in all material respects with all of its covenants and agreements herein contained;

(e)	Regulatory Approval: The Purchaser shall have received all necessary regulatory and TSX Venture Exchange approvals for the transactions herein contained:

(f)	Board Approval: The Board of Directors of Vendor shall have approved the transaction

The conditions in this clause 6.03 are for the sole benefit of Vendor and may be waived in whole or in part by Vendor in writing. If any of the preceding conditions is not satisfied or waived on or before Closing Date, Vendor may terminate this Agreement by notice given to Purchaser on or before Closing Date and clause 7.01 shall apply.

6.04        Post-Completion Administration

(a)
If the purchase and sale contemplated by this Agreement is completed, then until Purchaser becomes the recognized holder of the Assets in the place of Vendor the provisions of clause 3.06 shall apply to the assets and Vendor shall:

(i)
hold possession of the Assets on behalf of Purchaser and receive and hold all proceeds, benefits and advantages accruing from the Assets for the benefit, use and ownership of Purchaser, with entitlement to commingling any of them with its own or any other assets;

(ii)	in a timely manner deliver to Purchaser all revenues, proceeds and other benefits received by Vendor for the Assets after deduction of any amounts owing by Purchaser to Vendor relating to the Assets:

(iii)	in a timely manner deliver to Purchaser all third party notices and communications received by Vendor for the Assets;

(iv)	in a timely manner deliver to third parties all notices and communications as Purchaser may reasonably request and all monies and other items Purchaser reasonably provides for the Assets; and

(v)
as agent of Purchaser, do and perform all acts and things, and execute and deliver all agreements, notices and other documents and instruments, that Purchaser reasonably requests for the purpose of facilitating the exercise of rights incidental to the ownership of the Assets. Vendor shall not be liable to Purchaser for any loss or damage suffered by Purchaser in connection with the arrangement established by this clause 6.04, except to the extent that the loss or damage is caused by Vendor's gross negligence or its willful misconduct and Purchaser shall indemnify and save Vendor and its directors, officers, servants, consultants, agents and employees harmless from and against any liabilities, losses, costs, claims, demands, actions, proceedings and damages (including legal costs on a solicitor/client basis) which may be brought against or suffered by any of them arising out of the performance by Vendor of its obligations under this clause 6.04 An action or omission of Vendor or its directors, officers, servants, consultants, agents or employees shall not be regarded as gross negligence or willful misconduct, however, to the extent it was done or omitted to be done in accordance with the instructions of or with the concurrence of Purchaser. Nothing in this clause 6.04 shall be construed as extending or restricting or limiting in any manner any of the other covenants, warranties, representations or other obligations of the Parties under this Agreement.

(b)
All costs incurred in connection with the operation of the Assets, for which Vendor is also Operator, after the Closing Date until Vendor is relieved of its responsibilities as Operator of the Assets, shall be reimbursed by Purchaser to Vendor as to the Purchaser's interest.

(c)
Vendor may retain or subsequently obtain from Purchaser copies or photocopies of any of the documents comprised in Miscellaneous Interests that it considers necessary to enable it to comply with any Regulations or the requirements of any authority or to conduct audits relating to the period prior to the Effective Date

(d)	Purchaser shall register any conveyances of title to the Assets to it in accordance with clause 7.09.

6.05	Default - Remedies of Injured Party and Interest Payable

(a)
If a Party (hereinafter referred to as lithe Defaulting Party") fails to comply with any of the terms and conditions of this Agreement such that closing does not occur, the other Party (hereinafter referred to as lithe Injured Party") may, by notice to the Defaulting Party, elect to:

(i)	treat this agreement as terminated by reason of the non-fulfillment of the obligations of the Defaulting Party;

(ii)	treat this Agreement as terminated by reason of the non-fulfillment of the obligations of the Defaulting Party and pursue a claim for damages; or

(iii)	continue to treat this Agreement as binding and enforceable.

However, the Injured Party shall be deemed to be treating the agreement as in effect and enforceable, unless and until it specifically elects to give notice to the Defaulting Party that it is pursuing an alternative in either paragraph (i) or (ii)

(b)
Any amount owing to a Party by the other Party pursuant to any provision of this Agreement after Closing and remaining unpaid shall bear interest from the day such amount was due to be paid until the day such amount is paid, at the rate of 2% per annum above Prime regardless of whether such Party has given the other Party prior notice of the accrual of interest hereunder.

ARTICLE 7

GENERAL

7.01        Consequences of 'Termination

If this Agreement is terminated in accordance with its terms prior to the completion of the purchase and sale, then except for obligations respecting confidentiality and for covenants, warranties, representations or other obligations breached or accrued prior to the time at which termination occurs, the Parties shall be released from all of their obligations under this Agreement and each Party shall be responsible for its own costs, If this Agreement is so terminated, Purchaser shall immediately return to Vendor all materials delivered to Purchaser by Vendor, together with all copies of them that may have been made by or for Purchaser or its agents or consultants.

7.02        Brokers' Fees

Neither Party will be liable for the payment of any commissions or compensation in the nature of finders' fees to any broker or agent acting on behalf of the other Party, and each of the Parties indemnifies the other from any payment or claim for finders' fees and from any liabilities, losses, costs, claims, demands, actions, proceedings and damages (including legal costs on a solicitor/client basis) suffered or incurred in connection with finders' fees.

7.03        Notices

(a)
All notices and other communications permitted or required hereunder shall be in writing to the Parties at their address for service and may be given by personal delivery or by mail in a sealed and properly addressed envelope with postage prepaid or by facsimile, telegram, telex. telecommunication device or other similar form of communication;

(b)	Any notice or communication shall:

(i)	if delivered, be deemed to have been given or made at the time of delivery;

(ii)
if mailed, postage prepaid and properly addressed. be deemed to have been given or made at noon, local time, on the earlier of the actual date of receipt or the 4th Business Day following the day on which It was mailed. If at the time of mailing or between the time of mailing and the actual receipt of the notice, a postal disruption, mail strike, slowdown or other labour dispute occurs that may affect the delivery of the notice by mail, then the notice is effective only if actually delivered or if given in accordance with paragraph (b)(iii); and

(iii)	if sent by facsimile telegraph, telex, telecommunication device or other similar form of communication, be deemed to have been given or made on the Business Day following the day on which it was sent;

(c)	For the purposes of this clause 7.03. the address for service of the Parties shall be as follows:

Purchaser:

Vendor:

Any Party may give notice of change of address in the same manner described in this clause. In which event subsequent notices and other communications shall be given to that Party at the changed address.

7.04        Public Announcements

Vendor and Purchaser shall cooperate with each other in releasing information concerning this Agreement and the transactions provided for by it, and shall furnish to and discuss with the other Party drafts of all press and other releases prior to publication. This clause does not prevent either Party from furnishing information to any governmental agency or regulatory authority or to the public if required by the Regulations, however, the Parties shall advise each other in advance of any public statement they propose to make regarding this Agreement. Vendor may provide information relating to this Agreement and the identity of Purchaser in connection with any Preferential Right or similar restriction on the Assets.

7.05        Assignment

Prior to and including the Closing Date, the Vendor and the Purchaser will not assign their interest in this Agreement without the prior written consent of the other Party.

7.06        Enurement

This Agreement enures to the benefit of and is binding upon the Parties and 'their respective successors and permitted assigns.

7.07        Time of Essence

Time is of the essence in this Agreement

7.08        Governing Law

This Agreement shall be governed by and construed in accordance with the Regulations in force in the Province of Alberta and each of the Parties submits to the jurisdiction of the courts of the Province of Alberta for the interpretation and enforcement of this Agreement

7.09        Further Assurances

(a)
Each of the Parties shall on and after Closing Date, at the request of the other and without further consideration, do and perform all further acts and execute and deliver all further documents reasonably required to assure the conveyance of the Assets to Purchaser in accordance with the provisions of this Agreement and to assure the carrying out of the terms of this Agreement:

(b)
Vendor shall co-operate with Purchaser in securing execution of all documents by third parties where their execution is required and in registering those documents at the public offices where, in the reasonable opinion of Purchaser, registration is appropriate. Purchaser shall be responsible for all costs of registration and all costs associated with obtaining execution by third Parties. Purchaser shall also be responsible for preparing and registering any further assurances required to convey the Assets to it. Purchaser shall register all such documents promptly.

7.10	Waiver

A waiver by either Party is not effective unless in writing and a waiver affects only the matter and its occurrence specifically identified in the writing granting the waiver and does not extend to any other matter or occurrence.

7.11        Non-Merger

The provisions contained in this Agreement including without limitation those in Articles 4 and 5 shall survive Closing and shall not merge in, but be deemed to apply to, all conveyances, transfers. assignments, novation agreements and other documents or instruments conveying the Assets to Purchaser or otherwise provided with respect to the transactions herein, despite the actual terms of such agreements, notwithstanding any rule of law, equity or statute to the contrary, and all such rules are hereby waived.

7.12        No Amendment Except in Writing

This Agreement may be amended only by written instrument executed by the Parties, except that Schedule "A" may be amended if evidenced in writing by the signature or initials of an authorized signatory of each F)'arty.

7.13        Supersedes Prior Agreements

This Agreement supersedes all other agreements between the Parties with respect to the purchase and sale of the Assets and expresses the entire agreement of the Parties with respect to the transactions contained herein.

7.14        Counterpart

This Agreement may be! executed in as many counterpart!) as are necessary and all executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have duly executed this agreement.

Poplar Point Energy Ltd	Guildhall Minerals Ltd.

Brad Nichol

Execution page to an Agreement of Purchase and Sale dated the 15th day of April, 2009, between Poplar Point Energy Ltd, as Vendor, and Guildhall Minerals Ltd., as Purchaser